

JOHNSON EQUITY INCOME FUND

FIRST QUARTER 2022





CONTENTS



REFINITIV LIPPER
FUND AWARDS

2021 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY
REFINITIV

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund . The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



JOHNSON ASSET MANAGEMENT

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
12 years

Portfolio Strategy Team

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
12 years

William Jung, CFA
Research Analyst, Principal
21 years

Eric Bachus, CFA
Associate Portfolio Manager *3 years*

Portfolio Advisor

Bret Parrish, CFA
President of Private Client Group, Principal
29 years

Sector Analysts

William Jung, CFA
Research Analyst, Principal
Financials
21 years

Joe Edelstein, CFA
Research Analyst
Consumer Discretionary, Consumer Staples
17 years

Chris Godby, CFA
Research Analyst
Technology, Communication Services
14 years

Bryan Andress, CFA
Research Analyst
Industrials, Energy, Materials, Utilities
8 years

Joe Abbott, CFA
Research Analyst
Health Care, REITs
3 years

Treven Mitchell
Research Associate
3 years

Previn Pandey
Research Associate
2 years

Team and years of experience as of 3/31/2022.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.

High Quality Stocks vs. Low Quality Stocks (2001 - 2020)


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
Annualized Return
12.3%
High Quality
4.8%
Low Quality
10.0%
15.0%
20.0%
25.0%
30.0%
Annualized Volatility

Excess Returns of High vs. Low Quality During Periods of Market Stress


EXCESS RETURNS VS RUSSELL 1000
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
17.1%
-34.0%
17.8%
-22.5%
22.4%
-14.8%
10.7%
-16.4%
High Quality
Low Quality
Tech Bubble (8/2000 to 9/2002)
Financial Crisis (10/2007 to 2/2009)
European Debt Crisis (4/2011 to 9/2011)
Trade and Fed Fears (9/2018 to 12/2018)

__Note__: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG



DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1991 to 2020)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2020)*

> SOURCE: BLOOMBERG

Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns

7



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
- » Market cap over $1 billion
- » Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
- » Social responsibility criteria

Quality Review
- » Strong management team
- » Sustainable competitive advantage
- » Strong balance sheet
- » High quality earnings stream

Valuation Discipline
- » Securities will not be purchased unless there is a compelling valuation opportunity
- » Primary tool is discounted cash flow

Portfolio Risk
- » Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
- » Diversified portfolio of 40-60 securities



JOHNSON
ASSET MANAGEMENT

INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST
RECOMMENDATION → TEAM
DISCUSSION → INVESTMENT
DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%
- Maximum weight within foreign securities of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



ESG FACTORS

The Fund uses the following environmental, social and corporate governance factors when evaluating investment opportunities and shareholder proxy voting:

Proxy Voting

- Vote against/withhold from the chair of the nominating committee (or other directors) at companies where there are no women on the company's board
- Vote against/withhold from non-independent directors serving on Audit, Compensation, and Nominating committees
- Vote against the members of the Audit Committee if problematic audit-related practices have been identified
- Vote against the members of the Compensation Committee in egregious situations such as significant misalignment between CEO pay and company performance or problematic pay practices at the company
- Vote on a case-by-case basis if there are significant controversies, fines, penalties, or litigation associated with the company's environmental or social practices

Investment Opportunities

The Fund does not invest in securities that predominately operate in the following industries:

- Alcohol
- Casino
- Embryonic Stem-Cell Research
- Tobacco

___

__Note__: These are general shareholder proxy voting rules, and we evaluate each proxy on a case-by-case basis.



JOHNSON ASSET MANAGEMENT

PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.93	1.00
YIELD	1.67%	1.35%
FORWARD EV/EBITDA	16.44	19.11
MEDIAN 3 YEAR CFROI	20.69%	16.55%
MARKET CAPITALIZATION (BILLIONS)	$306.70	$651.29
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	60.9%	31.1%

Note: Portfolio weights as of 3/31/2022; characteristics as of 4/5/2022 and exclude cash balance. Beta based on last 5 years vs S&P 500.

**Excludes unranked stocks*

***S&P 500 Sector Weights as of 3/31/2022*

RELATIVE SECTOR ALLOCATION



Communication Services
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Real Estate
Utilities
0%
5%
10%
15%
20%
25%
30%
S&P 500
Johnson Equity Income Fund

SOURCE: FACTSET, BLOOMBERG, HOLT

PORTFOLIO STATISTICS

RISK / RETURN



UPSIDE / DOWNSIDE



	RETURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA	BETA
JOHNSON EQUITY INCOME FUND	10.17%	14.30%	92.38%	93.02%	-43.92%	0.64	0.40%	0.93
S&P 500 INDEX	10.47%	14.92%	100.00%	100.00%	-50.95%	0.63	0.00%	1.00
LIPPER EQUITY INCOME INDEX	8.29%	14.17%	88.02%	97.02%	-50.73%	0.51	-1.34%	0.93

Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 3/31/2022. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

➤SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE



JOHNSON EQUITY INCOME FUND
(periods ending 3/31/2022)



1 Year	3 Year	5 Year	Since Inception
JEQIX: 13.03%	JEQIX: 16.44%	JEQIX: 15.51%	JEQIX: 10.17%
S&P 500: 15.65%	S&P 500: 18.92%	S&P 500: 15.99%	S&P 500: 10.47%
LIPPER: 13.77%	LIPPER: 13.59%	LIPPER: 11.30%	LIPPER: 8.29%

■ JEQIX ■ S&P 500 ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
JOHNSON EQUITY INCOME FUND	-4.75%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%
S&P 500	-4.60%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%
LIPPER EQUITY INCOME INDEX	-0.86%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

❯❯SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

JOHNSON ASSET MANAGEMENT

PERFORMANCE VS. PEER UNIVERSE



Johnson Equity Income Fund vs Lipper Equity Income Funds Universe
RETURN
20%
16%
12%
8%
4%
0%
-4%
-8%
YTD
3 Years
5 Years
7 Years
10 Years
JOHNSON EQUITY INCOME FUND
LIPPER EQUITY INCOME IX
S&P 500
5TH TO 25TH PERCENTILE
25TH PERCENTILE TO MEDIAN
MEDIAN TO 75TH PERCENTILE
75TH TO 95TH PERCENTILE

__Note:__ Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as 3/31/2022. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

SOURCE: ZEPHYR



THANK YOU

JOHNSONASSET.COM

513.389.2770

CINCINNATI

CHICAGO

NEW YORK





IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.